Exhibit 99.1

Mercurity Fintech Announces $800 Million Financing Plan for Bitcoin Treasury; Achieves Preliminary Inclusion in the U.S. Russell 2000 Index

New York, NY, June 11, 2025 (GLOBE NEWSWIRE) — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group, today announced its plans to raise $800 million to establish a long-term Bitcoin treasury reserve. Through this fundraising effort, MFH aims to leverage its established expertise in blockchain-driven financial infrastructure to strategically acquire and manage Bitcoin assets. The Company also plans to integrate these holdings into its digital reserve framework through blockchain-native custody, staking integration, and tokenized treasury management services.

Additionally, through this fundraising effort, the Company intends to systematically build a Bitcoin reserve position and implement an integrated digital asset treasury framework. This will involve deploying institutional-grade custodial infrastructure, blockchain-native liquidity protocols, and staking-enabled capital efficiency tools. The objective is to transition a portion of the Company’s treasury into a yield-generating, blockchain-aligned reserve structure that reinforces long-duration asset exposure and balance sheet resilience.

“We’re building this Bitcoin treasury reserve based on our belief that Bitcoin will become an essential component of the future financial infrastructure,” said Shi Qiu, CEO of the Company. “We are positioning our company to be a key player in the evolving digital financial ecosystem.”

Concurrently, according to FTSE Russell’s preliminary 2025 annual reconstitution list, the Company is poised to be included in the broad-market Russell 3000® and Russell 2000® Index, representing an upgrade from its prior classification within the Russell Microcap Index. The index reclassification and upgrade could broaden the Company’s exposure to institutional investors, including those managing index-linked and actively managed funds. Furthermore, the Company believes that such inclusion signals to the market that MFH is demonstrating consistent execution capability and growing relevance of its blockchain-based infrastructure strategy within the public markets.

“Moving from the Russell Microcap to the Russell 2000 shows that investors recognize the value we are creating in blockchain finance,” Qiu added. “Our Bitcoin treasury reserve initiative is the next logical step in this evolution.”

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. (NASDAQ: MFH) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries including Chaince Securities, LLC, MFH aims to bridge traditional finance and digital innovation, offering services spanning digital assets, financial advisory, and capital markets solutions.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1(646) 866-7928

Email: mfhfintech@iecapitalusa.com